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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69332

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __1/1/2024__ AND ENDING __12/31/2024__
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Assetpoint Financial, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__1300 North 17th Street, Suite 1800__
(No. and Street)

Arlington	Va	22209
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William T. Bergin	703-292-3489	bbergin@intrafi.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__KPMG LLP__
(Name – if individual, state last, first, and middle name)

8350 Broad Street	McLean	VA	22102
(Address)	(City)	(State)	(Zip Code)

10/20/2003	#185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

William T. Bergin

I, William T. Bergin _____ , swear (or affirm) that, to the best of my knowledge and belief, the

12/31 financial report pertaining to the firm of Assetpoint Financial LLC _____ , as of

12/31 _____ , 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any

partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: Chief Compliance Officer
Chief Compliance Officer

Notary Public

RACHEL SIPE
NOTARY PUBLIC
REG. #00280827
My Comm. Exp.
Oct 31, 2028
COMMONWEALTH OF VIRGINIA

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ASSETPOINT FINANCIAL, LLC

Statement of Financial Condition

December 31, 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

ASSETPOINT FINANCIAL, LLC

Table of Contents

Page

Report of Independent Registered Public Accounting Firm   1

Statement of Financial Condition, December 31, 2024   2

Notes to Financial Statement   3-5



KPMG LLP
Suite 900
8350 Broad Street
McLean, VA 22102

Report of Independent Registered Public Accounting Firm

To the Member and Management
Assetpoint Financial, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Assetpoint Financial, LLC (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2015.

McLean, Virginia
March 28, 2025

ASSETPOINT FINANCIAL, LLC

Statement of Financial Condition

December 31, 2024

Assets

Cash	$	4,722,393
Accounts receivable		175,556
Prepaid expenses		65,660
Fixed assets, net		199,374
Total assets	$	5,162,983

Liabilities and member's equity

Due to parent		73,723
Other current liabilities		1,826
Total liabilities		75,549
Member's equity:		
Contributed capital		2,809,988
Retained earnings		2,277,446
Total member's equity		5,087,434
Total liabilities and member's equity	$	5,162,983

See accompanying notes to the financial statement.

Assetpoint Financial, LLC

Statement of Financial Condition

December 31, 2024

(1)   Summary of Significant Accounting Policies

(a)   Organization

Assetpoint Financial, LLC (Company and/or APF) was formed in the State of Delaware in July 2013 as a wholly owned subsidiary of IntraFi Network, LLC (IFN and/or Member) formerly Promontory Interfinancial Network, LLC. IFN is the sole member of APF and is a Delaware limited liability company that was formed in May 2002. Nexus Buyer LLC is the sole member of IFN. Nexus Buyer LLC is a wholly owned subsidiary of Nexus Intermediate Parent LLC, who, in turn, is a wholly-owned subsidiary of Nexus Parent LLC. IFN provides services to APF including, but not limited to, sales, legal, marketing, human resources, and finance and accounting pursuant to an intercompany services agreement. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). The Company is not subject to the requirements of the Customer Protection Rule (Securities and Exchange Commission (SEC) Rule 15c3-3) because the Company's business activities are limited to those set forth in the conditions for exemption appearing in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

APF is an affiliate through common ownership of Assetpoint Services, LLC (APS), a Delaware limited liability company formed in September 2012. APS operates an informational website named Bank Assetpoint® (www.bankassetpoint.com) on which eligible participants can post and view listings of certain eligible assets. Eligible participants include banks, savings associations, credit unions, licensed commercial real estate brokers, loan sale advisory firms, and other sophisticated entities that meet certain requirements indicating that they have experience in buying or selling real estate or loan assets. Eligible assets include commercial real estate and certain loan assets.

The Company's business plan involves offering securities listing services, private placement services, services involving hedging instruments for customers offering marketed-linked certificates of deposit, as well as other brokerage services. The Company also offers a Repo Service that allows banks and other financial institutions to enter repurchase agreement transactions for themselves or as agents for their customers with one or more unaffiliated third-party securities dealers. APF performs agent duties in connection with the Repo Service, will not be party to any repo transaction, and does not at any time have custody of cash or securities in connection with the Repo Service. In 2024, APF's revenue was 100% attributable to the Repo Service.

(b)   Use of Estimates

The preparation of financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated amounts.

(c)   Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(d) *Accounts Receivable*

Substantially all accounts receivable are expected to be collected within one year. Management monitors past due balances with clients and, for accounts where collectability is not probable, management records an allowance for uncollectible accounts receivable to reflect management's best estimate of expected recovery. As of December 31, 2024, there is no allowance for uncollectible accounts

(e) *Software Developed for Internal Use*

Costs incurred for software developed for internal use are capitalized during the implementation stage and depreciated over the estimated useful life of the software, up to five years. Such amounts are reported as fixed assets. Costs incurred in the project planning or post-implementation stages are expensed as incurred.

(f) *Recent Accounting Pronouncement*

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU improves reportable segment disclosure requirements and requires enhanced disclosures about significant segment expenses. The Company adopted this amendment as of December 31, 2024, on a retrospective basis. See Note 7, "Segment Reporting", in the notes to the financial statements for additional details on the impact of adoption of the ASU.

(2) Income Taxes

The Company is a single-member limited liability company and as such is not subject to federal or state income taxes. Rather, the member is liable for any income taxes on the Company's profits. Income taxes have not been allocated to the Company as: (a) there is no contractual tax-sharing agreement between the Company and its parent, (b) distributions to the member have not been made specifically to service any tax obligations of the parent, and (c) there is no present intention to enter into a tax-sharing agreement or to make future distributions specifically to service any tax obligations of the parent. Therefore, a provision for income taxes is not included in the accompanying statement of operations.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain a minimum net capital equivalent to $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater, as these terms are defined. Rule 15c3-1 restricts a broker-dealer from engaging in any securities transactions when its aggregate indebtedness exceeds 15 times its net capital as those terms are defined by Rule 15c3-1. Net capital and aggregate indebtedness change from day to day. At December 31, 2024, the Company had net capital of $4,646,845 which was $4,641,808 in excess of its required capital of $5,037. The Company's aggregate indebtedness at December 31, 2024, was $75,549.

(4) Transactions with Affiliates

(a) *Due to / from Parent*

During 2024, the Company incurred expenses that were paid by IFN on the Company's behalf. In October 2024, IFN reduced its capital contribution of $329,350 to forgive the due from IFN. The December 31, 2024 ending balance of $73,723 will be paid by the Company and the balance will be subsequently retired in 2025.

(5)   Fixed Assets

Fixed assets at December 31, 2024 consist of capitalized software development costs of $1,581,571 and accumulated depreciation of $1,382,197. Included in the capitalized development costs are $107,037 of allocated internal and external labor that has been incurred at IFN and shared with the Company. In 2024 the Company recorded $29,000 of depreciation expense.

(6)   Commitments and Contingencies

In the ordinary course of business, various claims, lawsuits, regulatory investigations, and fines may be brought by or against the Company. As of the end of the year, there were no such claims, lawsuits, regulatory investigations, or fines brought by or against the Company.

(7)   Segment Reporting

The Company is engaged in a single line of business as a broker-dealer, which is comprised of one class of service and principal transactions. The Company has identified its Chief Compliance Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using the information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

(8)   Subsequent Events

Subsequent to December 31, 2024 and through March 28, 2025, the date through which management evaluated subsequent events, and on which date the financial statements were available to be issued, the Company did not identify any material subsequent events.